Filed Pursuant to Rule 433

Registration No.  333 -153598

December 16, 2008

KINDER MORGAN ENERGY PARTNERS, L.P.

9.00% Senior Notes due 2019

Issuer:	Kinder Morgan Energy Partners, L.P.
Ratings*:	Baa2 (Stable) / BBB (Negative) / BBB (Stable) (Moody’s/S&P/Fitch)
Note type:	Senior Unsecured Notes
Minimum denomination:	$1,000
Pricing date:	December 16, 2008
Settlement date:	December 19, 2008
Maturity date:	February 1, 2019
Principal amount:	$500,000,000
Benchmark:	1.125% due December 2011
Benchmark yield:	1.101%
Re-offer yield to maturity:	9.00%
Coupon:	9.00%
Public offering price:	99.973% plus accrued interest, if any, from December 19, 2008 to the settlement date
Redemption at option of the Issuer:	Make whole call T+50 bps
Optional repurchase date:	February 1, 2012
Interest payment dates:	February 1 and August 1, commencing August 1, 2009
CUSIP / ISIN:	494550 AZ9 / US494550AZ99
Joint Bookrunning Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Greenwich Capital Markets, Inc.
Co-Managers:	Goldman, Sachs & Co. J.P. Morgan Securities Inc. Mitsubishi UFJ Securities International plc SunTrust Robinson Humphrey, Inc. DnB NOR Markets, Inc. RBC Capital Markets Corporation

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Repurchase at the Option of Holder

Each holder of the notes will have the right to require us to repurchase all or a portion of the notes owned by such holder on February 1, 2012 at a purchase price equal to 100% of the principal amount of the notes tendered by the holder plus accrued and unpaid interest to, but excluding, the repurchase date. On and after February 1, 2012 interest will cease to accrue on the notes tendered for repayment. On or before February 1, 2012, we will deposit with the trustee (or a separate paying agent) money sufficient to pay the principal of the notes tendered for repurchase. A holder’s exercise of the repurchase option will be irrevocable.

For any note to be purchased, the trustee (or separate paying agent, if one has been appointed) must receive, at its corporate trust office, not more than 60 nor less than 45 calendar days prior to the date of repurchase, the particular notes to be tendered and:

•                  in the case of a certificated note, the form entitled “Option to Elect Repurchase” duly completed; or

•                  in the case of notes represented by a global certificate, repurchase instructions from the applicable beneficial owner to the depositary and forwarded by the depositary.

Repurchase instructions should not be sent to us.

Only the depositary may exercise the repurchase option in respect of global securities representing global notes. Accordingly, beneficial owners of global securities who want to have all or any portion of the global notes represented thereby repurchased must instruct the participant, as defined under “Description of Debt Securities—Form, Denomination and Registration; Book Entry Only System” in the accompanying prospectus, through which they own their interests, to direct the depositary to exercise the repurchase option on their behalf by forwarding the repurchase instructions to the trustee (or paying agent, if applicable) as specified above. In order to ensure that these instructions are received by the trustee (or paying agent, if applicable) on a particular day, the applicable beneficial owner must so instruct the participant through which it owns its interest before that participant’s deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers, and neither we nor the trustee shall have any obligation to provide notice. Accordingly, beneficial owners should consult their participants for the respective deadlines. All instructions given to participants from beneficial owners of notes represented by global certificates relating to the option to elect repurchase shall be irrevocable. In addition, at the time repurchase instructions are given, each beneficial owner shall cause the participant through which it owns its interest to transfer the beneficial owner’s interest in the global certificate representing the related notes, on the depositary’s records, to the trustee (or paying agent, if applicable).

If applicable, we will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repurchase of notes at the option of the holders.

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The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Barclays Capital Inc. at 1-888-227-2275 (ext. 2663), Deutsche Bank Securities Inc. at (800) 503-4611 or Greenwich Capital Markets, Inc. at 1-866-884-2071.